                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    under the Securities Exchange Act of 1934



                             UNITED MAGAZINE COMPANY
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title and Class of Securities)


                                   17499303-0
                                 (Cusip Number)



                             Ruth Hunter Smith, Esq.
                                 5131 Post Road
                               Dublin, Ohio 43017
                                 (614) 792-0777
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 With copies to:

                              Robert K. Rupp, Esq.
                                Baker & Hostetler
                        65 East State Street, Suite 2100
                              Columbus, Ohio 43215
                                 (614) 228-1541



                                  July 30, 1996
                      (Date of Event which Requires Filing
                               of this Statement)


         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

         Check the following box if a fee is being paid with this Schedule: [X]

                              CUSIP No. 17499303-0

(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of
         Above Persons                                         Ohio Periodical Distributors, Inc. 31-0733891
- --------------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x
         Member of a Group (see
         instructions)
                                                             -------------------------------------------------------------
                                                               (b)
- --------------------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only
- --------------------------------------------------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
- --------------------------------------------------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
- --------------------------------------------------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  Ohio
- --------------------------------------------------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 5,000,000
by Each Reporting
Person With
                              --------------------------------------------------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power
                              --------------------------------------------------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            5,000,000
                              --------------------------------------------------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
- --------------------------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        5,000,000
- --------------------------------------------------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (see instructions)
- --------------------------------------------------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    18.76%
- --------------------------------------------------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         CO

Item 1.  Security and Issuer.
         --------------------

         The class of equity securities to which this statement relates is the common shares, without par value, of United Magazine Company, an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 5131 Post Road, Dublin, Ohio 43017.



Item 2.  Identity and Background.
         ------------------------

         The members of the group are:

         (a)      Ronald E. Scherer ("Scherer")

         (b)      5131 Post Road
                  Dublin, Ohio 43017

         (c)      President
                  United Magazine Company
                  wholesale periodical distributor
                  5131 Post Road
                  Dublin, Ohio 43017

         (d) During the last five years, Mr. Scherer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Scherer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Scherer was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.

- ------------------------------------------------------------------------------

         (a)      R. David Thomas ("Thomas")

         (b)      One Bay Colony
                  Ft. Lauderdale, FL 33308

         (c)      Senior Chairman of the Board and Founder
                  Wendy's International, Inc.
                  restaurant operator and franchisor
                  Box 256
                  Dublin, Ohio 43017

         (d) During the last five years, Mr. Thomas has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Thomas has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Thomas was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.

- ------------------------------------------------------------------------------

         (a)      Ohio Periodical Distributors, Inc. ("OPD")

         (b)      State of organization:  Ohio

         (c)      Principal business:  wholesale periodical distributor
                  5131 Post Road
                  Dublin, Ohio 43017

         (d) During the last five years, OPD has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, OPD has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding OPD was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

- ------------------------------------------------------------------------------

         The executive officers and directors of OPD are Ronald E. Scherer, David B. Thompson, Eugene J. Alfonsi and Ruth Hunter Smith. The following is information relating to Mr. Thompson, Mr. Alfonsi and Ms. Smith:

         (a)      David B. Thompson

         (b)      5131 Post Road
                  Dublin, Ohio 43017

         (c)      Chairman
                  Scherer Companies
                  wholesale periodical distributor
                  5131 Post Road
                  Dublin, Ohio 43017

         (d) During the last five years, Mr. Thompson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Thompson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Thompson was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.

- ------------------------------------------------------------------------------

         (a)      Eugene J. Alfonsi

         (b)      5131 Post Road
                  Dublin, Ohio 43017

         (c)      President
                  Scherer Companies
                  wholesale periodical distributor
                  5131 Post Road
                  Dublin, Ohio 43017

         (d) During the last five years, Mr. Alfonsi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Alfonsi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Alfonsi was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.

- ------------------------------------------------------------------------------

         (a)      Ruth Hunter Smith

         (b)      5131 Post Road
                  Dublin, Ohio 43017

         (c)      General Counsel
                  Scherer Companies
                  wholesale periodical distributor
                  5131 Post Road
                  Dublin, Ohio 43017

         (d) During the last five years, Ms. Smith has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Ms. Smith has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Ms. Smith was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.

- ------------------------------------------------------------------------------

         The persons controlling OPD are the Linda S. Haynor Trust and the Ronald E. Scherer Trust.

         (a)      The Linda S. Haynor Trust

         (b)      State of organization:  Ohio

         (c)      Principal business:  trust operations

         (d) During the last five years, the Linda S. Haynor Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Linda S. Haynor Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Linda S. Haynor Trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

- ------------------------------------------------------------------------------

         (a)      The Ronald E. Scherer Trust

         (b)      State of organization:  Ohio

         (c)      Principal business:  trust operations

         (d) During the last five years, the Ronald E. Scherer Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Ronald E. Scherer Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Ronald E. Scherer Trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         This Schedule 13D is being filed to report the possible formation of a group for voting purposes. None of the members of the group has acquired any additional securities of the Company, so no funds or other consideration were paid in connection with the transaction subject to this Schedule.

Item 4.  Purpose of the Transaction.
         ---------------------------

         Pursuant to an Option Agreement dated March 1, 1996 (the "Michiana Option Agreement"), between the Company and Thaddeus A. Majerek, individually and on behalf of the shareholders of Michiana News Services, Inc. (collectively, the "Michiana Shareholders"), the Company was granted an option to acquire Michiana News Services, Inc. ("Michiana") generally pursuant to the terms set forth in the Michiana Option Agreement. Pursuant to the Michiana Option Agreement, the Company has entered into negotiations with Michiana and the

Michiana Shareholders. Effective July 30, 1996, the Company entered into a Stock Transfer and Exchange Agreement with the shareholders of Michiana pursuant to which the Michiana Shareholders are to transfer all of the outstanding shares of capital stock in Michiana to the Company in exchange for common shares, without par value, of the Company and Senior and Subordinated Debentures of the Company. The Stock Transfer and Exchange Agreement is subject to a number of conditions, including approval by the shareholders of the Company and consummation of the transactions with Stoll and the Scherer Affiliates described below. DUE TO THESE CONDITIONS, THERE CAN BE NO ASSURANCE THAT THE TRANSACTION WITH MICHIANA WILL BE COMPLETED.

         Pursuant to an Option Agreement dated March 1, 1996 (the "Stoll Option Agreement"), between the Company and The Stoll Companies, the Company was granted an option to acquire The Stoll Companies ("Stoll") generally pursuant to the terms set forth in The Stoll Option Agreement. Pursuant to the Stoll Option Agreement, the Company entered into negotiations with Stoll and its shareholders (the "Stoll Shareholders"). Effective July 31, 1996, the Company entered into a Stock Transfer and Exchange Agreement with the principal shareholders of Stoll. Pursuant to the Agreement, the Stoll Shareholders are to transfer all of the outstanding shares of capital stock in Stoll to the Company in exchange for common shares, without par value, of the Company and Senior and Subordinated Debentures of the Company. The agreement needs to be signed by the remaining Stoll Shareholders and is subject to a number of other conditions, including approval by the shareholders of the Company and consummation of the transactions with Michiana described above and with the Scherer Affiliates described below. DUE TO THESE CONDITIONS, THERE CAN BE NO ASSURANCE THAT THE TRANSACTION WITH STOLL WILL BE COMPLETED.

         Pursuant to an Option Agreement dated March 1, 1996 (the "Option Agreement"), between the Company and Linda (Scherer) Talbott individually and on behalf of the shareholders of Ohio Periodical Distributors, Inc. ("OPD"), Northern News Company, and its subsidiary, MacGregor News Agency, Inc. (collectively, "Northern"), the Company was granted an option to acquire, at the option of the seller, all or substantially all of the wholesale periodical distribution assets and assume all or substantially all of the wholesale periodical distribution liabilities of OPD and Northern, generally pursuant to the terms set forth in the Option Agreement. OPD, MacGregor, Northern, and the Scherer Companies, are companies affiliated with Ronald E. Scherer, senior chairman of the Company (collectively, the "Scherer Affiliates"). The Company has entered into negotiations with the Scherer Affiliates and their shareholders (the "Scherer Shareholders"). The Company is continuing to negotiate with the Scherer Affiliates and has not yet entered into definitive agreements with them. The Company has filed with the Federal Trade Commission under the Hart Scott Rodino Antitrust Improvements Act of 1976 for approval of the acquisition of OPD, and that application is still pending. As a result of the transactions described in this paragraph, Ronald E. Scherer would acquire additional common shares of the Company. However, when combined with the transactions to be entered into with Stoll and Michiana, his percentage interest in the Company is expected to decrease. THERE CAN

BE NO ASSURANCE THAT TRANSACTIONS WITH OPD OR WITH ANY OF THE SCHERER AFFILIATES WILL BE COMPLETED.

         The agreements with Stoll and Michiana provide that at the closing of the transactions, a shareholder voting agreement will be entered into pursuant to which two Scherer Company representatives, two Stoll Company representatives and one Michiana representative would be elected to the Company's board of directors until such time as the Debentures have been paid. It is anticipated that the board of directors will be increased from five to seven members at the Company's annual shareholders meeting and that two Stoll representatives will be nominated for election to the existing board.

         Each of the foregoing transactions will require the approval of shareholders of the Company exercising voting power over a majority or more of the outstanding common shares of the Company. Additionally, the Company does not currently have a sufficient number of common shares authorized to enable it to complete the share issuances necessary to complete all of the foregoing described transactions. The board of directors of the Company has authorized a reverse stock split (the exact exchange ratio still to be determined) of the Company's outstanding common shares, subject to shareholder approval, which will provide sufficient authorized shares to complete the proposed transactions. In order to provide more assurance of the completion of the proposed transactions, each of the members of the group filing this Schedule 13D have agreed in writing
(i) to vote their outstanding common shares of the Company in favor of the proposed transactions and in favor of the proposed reverse stock split, and (ii) not to sell or otherwise transfer or dispose of any common shares of the Company until the annual meeting of shareholders of the Company to be held prior to December 31, 1996. Such persons have the right to exercise voting power over shares constituting, in the aggregate, 50.46% of the outstanding common shares of the Company. See Item 5.

         R. David Thomas, KDR Limited, an Ohio limited liability company
("KDR") of which R. David Thomas is a member, OPD and the Company have entered into discussions regarding the assumption by the Company of the obligations of OPD under a promissory note dated July 31, 1992 from OPD to R. David Thomas in the principal amount of $5,000,000 with interest at the rate of 11.75% per annum (the "Note"). The unpaid principal balance of the Note is $5,000,000, and the
Note is currently due on demand. The Note has been assigned to KDR which is the current holder. The Note is secured by a pledge from OPD of 5,000,000 common shares of the Company owned by OPD. As proposed, KDR will exchange the Note for a new note from Unimag. Although the Company and KDR have not reached a final agreement on the new note, it is contemplated that the interest rate would be lower, the new note would become due at a future date, and the new note would be subordinated to certain other debt of the Company. In consideration for KDR's agreement to the new note, the Company would make a partial payment of the principal of the Note (a payment of $500,000 is currently proposed) and issue to KDR warrants to purchase additional common shares of the Company. The terms of these warrants have not been decided. Additionally, the Company has discussed with Mr. Thomas, in connection with the exchange of the notes, nominating a representative of Mr. Thomas for election to the Company's board of directors. The Company has also discussed with R. David Thomas a proposal for Mr. Thomas to purchase from the Company an additional $500,000 of common shares of the Company for a purchase price of $1.50 per share. THERE CAN BE NO ASSURANCE THAT ANY OF THE TRANSACTIONS DESCRIBED IN THIS PARAGRAPH WILL OCCUR OR THAT THE TRANSACTIONS, IF CONSUMMATED, WILL BE ON THE TERMS DESCRIBED IN THIS PARAGRAPH.

         Other than as described or referred to above, none of the persons filing this Schedule 13D has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Articles of Incorporation or Code of Regulations or other actions which may impede the acquisition or control of the Company by any person; (h)causing the shares to cease to be authorized to be quoted in an interdealer quotation system or a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above. Each of the parties filing this Schedule 13D reserves the right to formulate plans or proposals, and to take such action, in the future with respect to any or all of the matters referred to in this Item and any other matters as any of them may determine.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a)

                                       Common Shares                Percent of
         Name                       Beneficially Owned                Class
         ----                       ------------------                -----
         Ronald E. Scherer               5,456,000                    20.46%

         Ohio Periodical
         Distributors, Inc.              5,000,000                    18.76%

         R. David Thomas                 3,000,000                    11.25%

         RAP Diversified, Inc.(1)        589,000                      2.21%

         ------------------

                  (1) The shares of RAP Diversified, Inc. ("RAP"), a Delaware corporation are owned by David B. Thompson, Trustee for the benefit of the children of Ronald E. Scherer. RAP and Mr. Scherer constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although Mr. Scherer disclaims beneficial ownership of the shares owned by RAP.

         (b) The nature of the beneficial ownership for all shares listed above is sole voting and investment power.

         (c) No transactions in the Company's common shares were effected by the persons filing this Schedule 13D during the last 60 days.


Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect
         --------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

         Except for the Stock Transfer and Exchange Agreements described in Item 4, the Asset Transfer and Exchange Agreement described in Item 4, the option agreements described in Item 4 and the written agreement of the members of the group filing this Schedule 13D described in Item 4, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and others with respect to the securities of the Company.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

1. Letter agreements of Ronald E. Scherer and Ohio Periodical Distributors, Inc. dated as of July 29, 1996, and letter agreement of
         R. David Thomas dated July 30, 1996.

                                   Signatures
                                   ----------

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 1996


/s/ R. DAVID THOMAS                       /s/ RONALD E. SCHERER
- ------------------------------------      ------------------------------------
        R. David Thomas                          Ronald E. Scherer


                                          OHIO PERIODICAL DISTRIBUTORS, INC.


                                          By /s/ RONALD E. SCHERER
                                             ---------------------------------

                                             Ronald E. Scherer, President
                                     - 12 -